November 6, 2008

Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Gentlemen:

We have received your follow-up letter of October 27, 2008 wherein you have provided additional questions relative to the following filings:

Magellan Midstream Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008; and

Form 10-Q for the Quarterly Period Ended June 30, 2008

Filed August 5, 2008

File No. 1-16335

The purpose of this correspondence is to provide our responses to your follow-up comments and questions.

For ease of reference, we have repeated your questions / comments in our response. References such “we”, “our”, “us” or “the Partnership” refer to Magellan Midstream Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2007

Introduction, page 34

1.	Your response to prior comment 1 states 2 inland terminals in Dallas, Texas were transferred from the petroleum products terminals reportable segment to the petroleum products pipeline system segment because of marketing to similar customers. Your response however, does not address how or if any changes have been made internally as to how these assets are managed by and organized in reports used by your chief decision maker. SFAS 131, paragraphs 10 through 15 identify the factors to consider when determining your operating segment. These factors rely primarily upon the availability of discrete financial information and how that

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

November 6, 2008

information is reported and used by the chief operating decision maker. In order to further our understanding of the basis for your transfer of these terminals between your reportable segments, please address the factors discussed in SFAS 131 in identifying operating and reporting segments. In addition, your response states that you intend to provide additional disclosure in future filings regarding the reason for this transfer of asset between segments. Please provide us with a draft of the disclosure you intend to include in future filings.

Response: In October 2004, the Company acquired pipeline assets which connected to our existing pipeline, extending the pipeline footprint into Dallas, as well as other areas of Texas. The ownership of the Dallas terminals pre-dated the purchase of the pipeline and subsequent to the acquisition of the pipeline, through 2006, we continued to operate them apart from the pipeline segment. However, in 2007, given our stated strategy of increasing our pipeline connectivity in key growth markets including Dallas, we concluded that these terminals were best operated by integrating with (and transferring ownership to) the pipeline system. By transferring the operation of these assets to the petroleum products pipeline segment, we were able to optimize and make more seamless our service offering to our pipeline customers. Before this transfer, in order for customers to do business at our Dallas facilities, our customers had to work with two separate Magellan operating entities. Additionally, we had two distinct marketing efforts, one for the pipeline transportation to Dallas and the other for terminalling services. Following this transfer, our Vice-President of Transportation is now completely responsible for developing an integrated commercial strategy for the Dallas terminals that encompasses offering terminalling rates at Dallas that incentivizes pipeline shipments or offering pipeline tariff rates that incentivizes additional terminalling throughput and fees at the Dallas terminals. Further, subsequent to this reorganization, the Dallas terminals have been included in the petroleum products pipeline segment’s results of operations and other information provided to our chief operating decision maker.

For a discussion of how we separate the terminals in our petroleum products pipeline system segment and our petroleum products terminals segment, and how we consider the factors for identifying segments in SFAS 131, please refer to the response to Comment 2 below.

We will include the following paragraph in our “Segment Disclosures” note in our 2008 Annual Report on Form 10-K.

Beginning in 2007, commercial and operating responsibilities for our two inland terminals in the Dallas, Texas area were transferred from the petroleum products terminals segment to our petroleum products pipeline system segment. The primary reasons for these transfers were the fact that these terminals are connected to our pipeline system and because of the anticipated commercial synergies from operating these terminals through the products pipeline system segment. Prior to the transfers, our

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

November 6, 2008

customers were required to work with different Magellan entities in order to do business at these facilities. Additionally, we were engaged in two distinct marketing strategies, one for terminalling services and one for pipeline transportation services. Since the beginning of 2007, these facilities have been under petroleum products pipeline management and their operating results have been reported both internally and externally as a part of that segment. Historical financial results for our operating segments have been adjusted to conform to the current year’s presentation. Consolidated segment profit did not change as a result of these historical reclassifications.

2.	On a similar matter, we note your petroleum products pipeline system reportable segment includes 47 terminals and your petroleum products terminals reportable segment includes 7 marine and 27 inland terminals. Please describe the differences between the terminals included in each reportable segment and why you have included certain terminals in the two different reportable segments.

Response:

The 47 terminals included in our petroleum products pipeline system reportable segment are connected to the pipeline system (the “pipeline system terminals”). The 7 marine and 27 inland terminals included in our petroleum products terminals reportable segment (collectively, the “independent terminals”) are not connected to, and are operated separately from, the pipeline system. Given this distinction, (i) the pipeline system terminals and independent terminals earn profits in a different manner and (ii) different management teams are held responsible for results of their operations. We will address each of these more specifically below.

Internally, to help assess the economic performance of our assets, our management, including our chief operating decision maker, our Chief Executive Officer, is provided with reports of operating results grouped into in the Partnerships’ three segments: (i) petroleum products pipeline system (including the pipeline system terminals), (ii) petroleum products terminals system (consisting of the independent terminals) and (iii) the ammonia pipeline system. This information includes revenues, expenses, operating margins, operating statistics and capital spending. In addition, comparative analysis is done at the segment level when comparing anticipated to actual operating results or comparing results to prior year performance. Finally, forecast and plan data is summarized at the segment level.

The reasons for separating the terminals in our petroleum products pipeline segment from the terminals in our petroleum products terminals segment are as follows:

The terminals earn profit (revenue) in different ways. Pipeline system terminals are located along the Magellan Pipeline system in Texas and throughout the Mid-Continent

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

November 6, 2008

region of the United States. A majority of these terminals are an integrated part of the pipeline system, where they do not individually receive revenue for terminalling activity. Instead, as part of our published pipeline tariff, shippers on the Magellan Pipeline system are entitled to utilize our terminals to deliver product into tank trucks or rail cars at the ultimate pipeline delivery locations. In certain markets, along our pipeline system, such as with the Dallas terminals, we do have terminals that receive terminalling revenues outside of the published tariff. Often though, we make commercial decisions relative to these terminalling fees that serve to optimize the profit of the pipeline segment.

In comparison, our independent terminals are not located along the Magellan Pipeline system. These terminals receive product either by barges, ships or pipeline systems other than the Magellan Pipeline system. Customers using these facilities pay terminalling or storage fees for the services we provide, none of which are related to pipeline services or part of published pipeline tariffs.

Different management teams are held responsible for the results of these segments. The Vice-President of (Independent) Terminals and a Vice-President of (Pipeline) Transportation both report to the Chief Operating Officer. The Vice-President of Transportation is responsible for the 47 pipeline system terminals (as well as the pipeline system) while the Vice-President of Terminals is responsible for the independent terminals.

Variable-Rate Terminalling Agreements, page 70

3.	We note your response to our prior comment 7. Your clarification of the contractual nature of the agreements and revenue recognition was helpful. Please consider expanding your footnote disclosure in future filings to reflect the language in your response.

Response: In our upcoming annual report on Form 10-K we will expand our disclosures of the variable-rate terminalling agreements to include language from our previous response letter to you dated October 2, 2008.

Note 15. Long-Term Incentive Plan, page 92

4.	We note your response to our prior comments 8 and 9. Citing the technical accounting guidance, please provide a detailed analysis on how you concluded it is appropriate to bifurcate the units granted under your long-term incentive plan. In your response, please address the accounting literature used to support the separation of a participant’s initial grant into a fixed payout and a variable payout.

Response: Please note that the 80 percent awards (the fixed awards) represent separate individual units from the 20 percent awards (the discretionary awards); therefore, we do

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

November 6, 2008

not consider this to be bifurcation of individual unit award, but rather separate awards to be evaluated under SFAS No. 123(R). Further, please note that paragraph 10 of SFAS No. 123(R) references footnote 7. Footnote 7 reads as follows, “This Statement uses the term award as the collective noun for multiple instruments with the same terms and conditions granted at the same time either to a single employee or to a group of employees. An award may specify multiple vesting dates, referred to as graded vesting, and different parts of an award may have different expected terms. Provisions of this Statement that refer to an award also apply to a portion of an award.”

Our conclusion is that paragraph 10 of SFAS 123(R) requires award grants be accounted for based on their individual terms and conditions. Under our LTIP, the fixed awards meet the criteria for a grant date when the awards are initially issued, given that all of the key terms of the awards (including the long-term performance metrics and other conditions) are known and have been communicated to the employee. However, for the discretionary awards, the Compensation Committee assesses individual performance, including various subjective criteria, and the Committee retains the right to adjust these discretionary awards (including the right to reduce the award). Given this, we concluded that for these LTIP awards, the criteria for a grant date (i.e., a mutual agreement between the employer and employee) does not occur until such time that the Compensation Committee certifies the award level. Therefore, as provided in paragraph 10 of SFAS 123(R), we have accounted for the fixed awards differently from the discretionary awards because the terms are different.

The response to Comment 7 further describes our accounting for these discretionary awards.

5.	Tell us in greater detail how you determine the fair value of the 80% of the unit awards accounted for as equity and the 20% of the units awards accounted for as liabilities.

Response: The fair value of the 80% (fixed) awards and 20% (discretionary) awards are computed in the same manner; however, for the fixed awards no re-measurement of fair value occurs after the grant date, whereas the variable awards continue to be re-measured until the grant date occurs, as previously described. The fair value of all these awards is based on the closing price of our common units (traded on the New York Stock Exchange) less, in accordance with B93 of SFAS 123(R), the present value of the dividends our executive management estimated would be paid on the units during the vesting period (since these units do not participate in these amounts) discounted at the risk-free interest rate.

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

November 6, 2008

6.	We note you settled a number of awards in 2006 and 2004 for cash. Tell us your consideration of paragraph 34 of SFAS No. 123(R) and the impact of settling these awards for cash have on their classification as equity.

Response: The unit awards referenced in your Comment No. 6 above were in settlement of unit award grants issued in February 2003 and October 2003. These awards were not accounted for as equity but as liabilities due to their cash settlement provision. Our current award programs require settlement of the awards in equity units.

7.	We note the payouts of the 20% of the awards are based upon the individual participant’s performance, which is subjectively determined by the Compensation Committee. You state there is no mutual understanding of the terms of the award, and the measurement date is not determined until the end of the vesting period. Due to the lack of mutual understanding of terms, it appears a grant date has not been established for the award referred to as variable-payout grants. Tell us how you determined the grant date and related requisite service period for these variable-payout grants as the basis for recognizing the compensation costs.

Response: The grant date for these discretionary awards is the date the Compensation Committee determines the number of units to be paid out. Generally this will occur at our January Compensation Committee meeting following the December 31st vesting date. For example, the Compensation Committee will fix the number of units to be paid out associated with the discretionary 2006 awards, which will vest on December 31, 2008, at its January 22, 2009 meeting. In accordance with paragraphs A79-83 of SFAS No. 123(R), the service date of these discretionary awards preceded the grant date because: (i) the awards were authorized (in January 2006), (ii) the LTIP recipient began providing services (also in January 2006) before there was a mutual understanding of the key terms and conditions of the awards, and (iii) the terms of the award do not include a substantive future service period that will exist at the grant date. The requisite service period then is the explicit vesting period of the unit awards and the compensation expense associated with the award grant is being recognized over that period.

8.	Given the Compensation Committee’s ability to decrease the Adjusted Grant Award by up to 20%, tell us how you considered paragraph 27 of SFAS No. 123(R) regarding contingent features, when concluding on your accounting for the 20% of the unit awards.

Response: Our LTIP has no contingent provisions or features which provide for the participants returning equity instruments earned or realized gains from the sale of equity instruments earned for consideration that is less than fair value on the date of transfer (including no consideration); therefore, this provision is not applicable to the awards granted under our LTIP.

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

November 6, 2008

I trust the responses discussed above adequately address your questions and concerns. If you have follow-up questions, please feel free to call me direct at (918) 574-7004.

Sincerely,

/s/ John D. Chandler
John D. Chandler,
Chief Financial Officer
Magellan Midstream Partners, L.P.